UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC FILE NUMBER: 000-25959

CUSIP NUMBER: 38144H208

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-S	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Goldleaf Financial Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

350 Technology Parkway, Suite 200
Address of Principal Executive Office (Street and Number)

Norcross, Georgia 30071
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Management of the registrant is still in the process of reviewing the effect of certain subsequent events to ensure appropriate reporting thereof in the quarterly report. As such, the quarterly report could not be completed within the required time period without unreasonable effort or expense. The registrant expects that the Form 10-Q for the quarter ended June 30, 2009 will be filed on or before the fifth calendar day following the prescribed due date therefor.

PART IV — OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification.

	Scot Kees	770	752-6357
	(Name)	(Area Code)	(Telephone Number)

2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the second quarter ended June 30, 2009, totaled $16.3 million, as compared to $20.5 million or a 20.5% decline over the same period last year.  Operating loss totaled $1.0 million for the second quarter of 2009 compared to operating income of $1.0 million for the second quarter of 2008.  Net loss available to common stockholders totaled $1.5 million, or $(0.08) per share, in the second quarter of 2009, versus net income available to common stockholders of $0.3 million, or $0.02 per share, in the second quarter of 2008.

Goldleaf Financial Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2009	By:	/s/ Scot Kees
Scot Kees
Senior Vice President, Secretary and General Counsel